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                                                                EXHIBIT (c)(7)


                             TRANSACTION AGREEMENT

               This Agreement is made this 17th day of March, 1997, by and between Acordia, Inc., a Delaware company (the "Company") and Frank C. Witthun (the "Executive").

               WHEREAS, the Company, in anticipation of a possible Change in Control (as hereinafter defined) desires to provide the Executive additional compensation and benefits to assure the Company of the services of Executive prior to the Change in Control and to effect a smooth transition by providing for consulting services by the Executive; and

               WHEREAS, the Company and the Executive have entered into an Employment Agreement dated January 1, 1997, (the "Employment Agreement"), which may be modified by mutual consent; and

               WHEREAS, the Company and Executive have mutually agreed to modify the Employment Agreement as set forth herein;

               NOW, THEREFORE, it is hereby agreed as follows:

1.             Definitions and Construction.

               1.1. Definitions.

                             "Beneficiary" shall mean the person designated in
writing by the Executive on Attachment 1 hereof as the recipient of benefits in the event of the death of the Executive.

                             "Board" shall mean the Board of Directors of the
Company.

                             "Cause" shall mean a reasonable determination by
the Board that Executive (i) failed to obey the reasonable and lawful orders of the Company; (ii) acted with gross negligence in the performance of his obligations or in a manner materially detrimental to the Company and/or its subsidiaries; (iii) willfully breached or habitually neglected his duty; (iv) has been convicted of a felony; (v) committed any act involving dishonesty or fraud; or (vi) violated any of the provisions of Section 6 hereof.

                             "Change in Control" shall mean (i) a merger or
consolidation in which the Company is not the surviving entity; (ii) a change in majority of the Board over a twenty-four (24) month period, not taking into account directors nominated by a majority of the current directors; (iii) a complete liquidation of the Company; or (iv) sale or disposition of all or a substantial part of the Company's
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assets, such as disposition of the assets relating to the brokerage business of the Company.

                             "Compensation Committee" shall mean the
Compensation Committee of the Board.

                             "Disability" shall have the meaning set forth in
the Company's long term executive disability plan as in effect at the time of execution of this Agreement.

                             "Salary" shall mean an annual base salary existing
at the time of execution of this Agreement ($330,018), expressed in monthly increments, plus increments thereon as of the time of a Termination as a result of a Change in Control.

                             "Successor" shall mean any acquiror of a
substantial portion of the assets of the Company, and shall include an acquiror of the assets relating to the brokerage business of the Company.

                             "Termination as a result of a Change in Control"
shall occur if upon or following a Change in Control or, with respect to (ii), if in anticipation of a Change in Control,

                                     (i) Anthem Insurance Companies, Inc., or
               one of its affiliates ("Anthem"), or a Successor does not (x) assume both the Employment Agreement and this Agreement in the whole, (y) extend the term of the Employment Agreement to result in a total contract duration of 36 months from the Change in Control, and (z) offer Executive a position comparable to his position at the time of execution of this Agreement; or

                                     (ii) Executive's position with the Company
               is not comparable to his position at the time of execution of this Agreement.

For purposes of this Agreement, a position shall not be comparable if (i) Executive is assigned to any duties substantially inconsistent with his position, duties or responsibilities with the Company immediately prior to the Change in Control or his duties or responsibilities are substantially reduced as compared with such duties and responsibilities immediately prior to the Change

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in Control; (ii) Executive's Salary or target annual incentive or long term incentive opportunities are materially reduced as compared to his Salary and target annual incentives and long term incentive opportunities immediately prior to the Change in Control; or (iii) Executive is assigned to duties or responsibilities involving a residence relocation or business travel obligations substantially greater than existing prior to the Change in Control. If Executive accepts a position at Anthem, or a Successor, it shall be deemed to be comparable for the purposes of this Agreement.

An event shall be deemed to be in anticipation of a Change in Control if it occurs after the execution of this Agreement and if a Change in Control in fact occurs within 12 months following the event.

A voluntary termination by Executive or a termination for Cause shall not constitute a Termination as a result of a Change in Control.

               1.2. Terms not otherwise defined shall have the meaning set forth in the Employment Agreement.

               1.3. In the event of any inconsistency between this Agreement and the Employment Agreement, this Agreement shall control.

               1.4. Other than sections 3 and 10 hereof, no provision of this Agreement shall operate to reduce any amounts or benefits payable under the Employment Agreement, standing alone or in aggregate, however, any benefit provided under both agreements shall be paid only once.

2. Term. This Agreement shall expire on the earlier of (a) December 31, 1997 or
(b) the date on which Acordia and Anthem Insurance Companies Inc. publicly announce that the companies are no longer pursuing the possible disposition of the brokerage business of Acordia, provided, however, that if on or before December 31, 1997, the Board has approved the general terms of a transaction that would be a Change in Control, this Agreement shall be extended to the earlier of the closing of the Change in Control or December 31, 1998.

3. Services and Compensation of Executive.

               3.1. Consulting Services. In the event of a Termination as a result of a Change in Control, in lieu of payments as provided in Section 11 of the Employment Agreement, and any other severance, Executive shall be paid, compensation under this Agreement for services as an employee/consultant. Executive shall receive consulting compensation of $314,324 his Salary until November 1, 1998. Executive shall be available until November 1, 1998 to provide consulting services reasonably requested by such Company,

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Anthem, or a Successor. Subject to the obligations under Section 6 hereof, this provision shall not be construed to preclude Executive from accepting full time employment elsewhere.

               3.2. Severance Compensation. In the event of a Termination as a result of a Change in Control, Executive shall receive a severance payment equal to 36 months' Salary, less any compensation paid pursuant to Section 3.1 hereof.

4. Incentive Plans.

               4.1. Annual Incentive Plan ("AIP") for 1997. Awards shall be determined and paid under the AIP for the 1997 Plan Year based on the performance goals established by the Compensation Committee. However, in the event of a Change in Control prior to the payment of the 1997 Plan Year Award, such AIP Award payable to Executive for the 1997 Plan Year shall be in an amount at least equal to the full "target" level amount for the year.

               4.2. Long Term Incentive Plan ("LTI") for 1997. The performance goals for award of LTI payments based on 1997 performance shall include a Change in Control. In the event of a Change in Control prior to the award of the 1997 Plan Year LTI Award, such 1997 LTI Plan Year Award shall be of an amount at least equal to the "target" level LTI for the 1997 Plan Year, and shall be fully vested and paid to the Executive.

               4.3. 1998 and 1999 and 2000 AIP. In the event of a Termination as a result of a Change in Control, Executive shall be paid an amount equal to 50% of the target AIP award for each of the 1998, 1999, and 2000 Plan Years, which target amounts shall each be at least equal to the 1997 AIP target award applicable to the Executive.

               4.4 1998 and 1999 and 2000 LTI. In the event of a Termination as a result of a Change in Control, Executive shall be paid an amount equal to 50% of the target LTI awards for each of the 1998, 1999, and 2000 Plan Years, which target shall each be at least equal to the 1997 LTI target award applicable to the Executive.

               4.5 Prior Stock Awards. All Company 1992 Stock Compensation Plan awards will fully vest in the event of a Change in Control.

5. Benefits.

               5.1. Retirement Programs. In the event of a Termination as a result of a Change in Control, Executive shall continue to accumulate benefit service as an employee for purposes of the Company's Cash Balance Pension Plan,

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401(k) Plan, and the Supplemental Executive Retirement Plan through October 31,
1998.

               5.2. Health, Dental and Other. In the event of a Termination as a result of a Change in Control, the Company shall provide continued coverage to Executive and his or her dependents under the Company's welfare plans for the period ending October 31, 1998 for which compensation or benefits are paid under this Agreement at an after tax cost to the Executive no greater than that incurred by similarly situated employees of Anthem Insurance Companies Inc. during that same period. Such coverage shall be provided either through the plans or by reimbursing the Executive for the cost of COBRA coverage. Executive shall have rights to elect COBRA coverage without any offset for periods of extended coverage under this Agreement upon expiration of the period of coverage under this section.

               5.3. Retiree Medical/Life. In the event of a Termination as a result of a Change in Control, the Company shall provide post-retirement medical and life benefits under whatever Plan provisions and cost-sharing arrangements exist for similarly situated employees of Anthem retiring as of November 1, 1998. For purposes of determining the cost of retiree medical/life benefits to Executive, Executive shall be credited with service to October 31, 1998.

6. Restrictions on Executive. The provisions of the Employment Agreement relating to Non-Disclosure, Return of Property and Competition (Sections 12, 13, and 14) shall continue in full force and effect for all the periods of employment, and, in the event of a Termination as a result of a Change in Control, for a two year period following the later of (i) termination of Executive's consulting services, or (ii) November 1, 1998. In return for the extension of the additional two year covenant not to compete, in connection with a Termination as a result of a Change in Control, Executive shall be paid $1,572,000 following his termination of consulting services, as set forth in
Section 7.2 hereof. If Executive is employed by Anthem, the terms "Company" and "Assigned Subsidiary" in those provisions shall refer to Anthem, as applicable.

7. Timing of Payments.

               7.1. Consulting Services. Subject to Section 8 hereof, consulting payments pursuant to Section 3.1 hereof, shall begin upon the date of Termination as a result of a Change

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in Control and shall continue to be paid bi-weekly is paid, over the term of the consulting services (without regard to any Disability of Executive), or, in the event of the Executive's death, any balance remaining due (i.e., amounts which would have been paid had the death not occurred) shall be paid in a lump sum, within 30 days of the death, to the Executive's Beneficiary.

               7.2. Non-Compete Severance. Subject to Sections 8 hereof, the payments provided for in Section 6 hereof shall be paid ratably in bi-weekly installments over the period beginning November 1, 1998, and ending on November 1, 2000 (without regard to any disability of Executive), or in the event of the Executive's death, any balance remaining due (i.e., amounts which would have been paid had the death not occurred) shall be paid in a lump sum, within 30 days of the death, to the Executive's beneficiary.

               7.3. Other. Subject to Section 8 hereof, all other payments shall be made in accordance with Executive's deferral election, or, if no election exists, in cash within 30 days of the date of Termination as a result of a Change in Control.


8. Conditions. Payments made pursuant to this Agreement in connection with termination of employment shall be made only upon execution of a written release, in a form acceptable to the Company.

9. Anthem Guarantee. In the event the Successor to the Company does not assume the obligations under this Agreement and the Employment Agreement, Anthem Insurance Companies Inc. shall guarantee the obligations of the Company under both agreements. In the event the Successor does assume such agreements, but does not fulfill its obligations under Section 5, Anthem Insurance Companies, Inc. shall provide comparable benefits under its plans or programs.

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10. Tax Provisions.

               Notwithstanding any other provision of this Agreement, if there occurs a Change in Control and any payments made by the Company, Anthem, or a Successor to Executive hereunder or otherwise would be subject to the excise tax or taxes imposed by Section 4999 of the Internal Revenue Code of 1986, as amended ("Code") (hereinafter "Change in Control Payments"), then the amount of such Change in Control Payments hereunder shall be determined by comparing:

                             (a) amounts payable pursuant to this Agreement
               reduced by excise taxes, and

                             (b) the present value (as determined for purposes
               of Section 280G of the Code) of not more in the aggregate than
               2.99 times Executive's applicable base amount under Section 280G of the Code.

The greater of (a) or (b) above shall be paid to Executive as Change in Control Payments. Any applicable reductions shall be conclusively determined by an independent auditor. If (a) is applicable, excise taxes deducted pursuant to paragraph (a) will be paid directly to the Internal Revenue Service.

11. Miscellaneous.

               11.1. Assignment. The Company, in its sole discretion, may assign its rights and duties under this Agreement, but Executive may not. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of
(a) the Company and its Successors and assigns and any purchaser of the Company or all or a substantial part of the Company's assets, such as the assets relating to the brokerage business of the Company, and (b) Executive, and his designees and his estate.

               11.2. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana.

               11.3. Severability. If any provision of this Agreement shall be determined to be invalid, illegal or unenforceable in whole or in part, neither the validity of the remaining part of such provision nor the validity of any other provision of this Agreement shall in any way be affected. Should any particular non-disclosure or non-competition covenant, provision or clause of this Agreement be held unreasonable or unenforceable for any reason, including without limitation, the time period, geographic area and/or scope of activity covered by such covenant, provision or clause, the Company and Executive

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acknowledge and agree that such covenant, provision or clause shall be given effect and enforced to whatever extent would be reasonable and enforceable under applicable law.

               11.4. Waiver. Failure to insist upon strict compliance with any of the terms, covenants or conditions of this Agreement shall not be deemed a waiver of such term, covenant or condition, nor shall any waiver or relinquishment of any right or power under this Agreement at any one or more times be deemed a waiver or relinquishment of such right or power at any other time or times.

               11.5. Modifications. This Agreement may be modified or amended only by an instrument in writing signed by all parties affected by the modification or amendment.

               11.6. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

               11.7. Headings. The various headings of this Agreement are inserted for convenience only and shall not affect the meaning or interpretation of this Agreement or any of its provisions.

               11.8 Remedies.

               a. Suspension of Non-Compete Payments. Executive acknowledges that the payments made pursuant to section 6 hereof are made on condition that the Executive observes the restrictions incorporated therein. If the Company, Anthem, or a Successor, as applicable, determines that Executive has breached any of those restrictions, that entity shall give notice to the Executive which notice shall (i) state in detail the basis of the determination and (ii) state that payments under section 6 shall be suspended within 30 days of the date of the notice unless Executive shall demonstrate that the breach has been cured. If Executive fails to so demonstrate, the payments shall be suspended. In the event payments are suspended and it is later determined by a court of competent jurisdiction that there was no breach, Executive shall receive all of the payments plus interest determined at the applicable federal rate. Notice shall be given to Executive in writing at the following address, or such other address as Executive shall provide in writing to the Company:

                                Frank C. Witthun
                                8748 Otter Cove Circle

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                                Indianapolis, IN  46236

               b. General. Executive acknowledges that a remedy at law for any breach or threatened breach of the provisions of this Agreement would be inadequate and therefore agrees that the Company shall be entitled to injunctive relief, both preliminary and permanent, in addition to any other available rights and remedies in case of any such breach or threatened breach; provided, however, that nothing contained herein shall be construed as prohibiting the Company from pursuing any other remedies available for any such breach or threatened breach. Executive further acknowledges and agrees that in the event of a breach by Executive of any provision of this Agreement, the Company shall be entitled, in addition to all other remedies to which the Company may be entitled under this Agreement, to recover from Executive all reasonable attorney fees incurred by the Company in enforcing this Agreement. The Company acknowledges and agrees that in the event the Executive is the prevailing party in an action by the Company to enforce this Agreement, the Executive shall be entitled to recover from the Company all reasonable attorneys' fees incurred by the Executive in defending the action.

               11.9 Mitigation. Executive shall have no duty to mitigate nor shall the obligations of the Company under this Agreement be reduced by any other compensation earned by Executive.

               11.10 Prior Agreement. This Agreement supersedes any prior Transaction Agreement.

               IN WITNESS WHEREOF, the parties have executed this Agreement.

EXECUTIVE                        ACORDIA, INC.

Name:  Frank C. Witthun
      ______________________________

By:_________________________________

Signed:_____________________________

Printed:  L. Ben Lytle
        ____________________________

Title: Chairman of the Board
      ______________________________


ANTHEM INSURANCE COMPANIES, INC.

By:_________________________________

Printed:  Patrick M. Sheridan
        ____________________________

Title:  Executive Vice President and
            Chief Financial Officer
      ______________________________

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ATTACHMENT I

Beneficiary Designation: I hereby designate the beneficiary on file with the Company's retirement plan as my Beneficiary for purposes of this Agreement. If I have not designated a beneficiary under the Acordia Deferred Compensation Program, I hereby designate _______________________ as my Beneficiary.



Signed:__________________________________
                        Executive

Date:____________________________________

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